Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com	100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com

September 30, 2021

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sportsmap Tech Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted July 22, 2021

CIK No. 0001863990

Ladies and Gentlemen:

This letter is being submitted on behalf of Sportsmap Tech Acquisition Corp. (the “Company”) in response to the comment letter, dated August 16, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted July 22, 2021 (the “Draft Registration Statement”).

The Company’s Form S-1 Registration Statement (the “Registration Statement”) has been submitted to the Commission.

For the Staff’s convenience, we have repeated the Staff’s comment prior to the Company’s response in bold italics.

Draft Registration Statement on Form S-1 submitted July 22, 2021

Capitalization table, page 54

1.       We note that you are offering 10,000,000 shares of common stock as part of your initial public offering of units, but only show 9,654,456 shares of common stock subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 10,000,000 shares of common stock were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response: The Capitalization table included in the Registration Statement, as well as all other disclosures related to the number of shares subject to possible redemption, has been revised to comply with the guidance in ASC 480-10-S99-3A:

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely, SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:	David Gow, Chief Executive Officer
Ralph De Martino, Schiff Hardin LLP

DC:82314539.1